SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 December 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IHG AGREES TO ACQUIRE KIMPTON HOTELS & RESTAURANTS

Exhibit No: 99.1

16 December 2014 (London)

IHG AGREES TO ACQUIRE KIMPTON HOTELS & RESTAURANTS TO CREATE THE WORLD'S
LARGEST BOUTIQUE HOTEL BUSINESS

Highlights:

• IHG has agreed to acquire Kimpton Hotels & Restaurants ("Kimpton") for $430 million in cash.
• Kimpton is the world's largest independent boutique hotel operator and a sophisticated food and beverage operator.

•      Kimpton is a fully asset-light business that manages 62 hotels in the most attractive cities and resorts in the US with a further 16 hotels in the pipeline. It operates 71 hotel-based destination restaurants and bars.

• Acquisition makes IHG the clear market leader in the boutique segment, the fastest growing segment in the industry.
• Highly complementary with IHG's Hotel Indigo and EVEN Hotels brands; creates a leading boutique and lifestyle hotel business, with over 200 open and pipeline hotels across 19 countries.
• Significant opportunities identified for IHG to accelerate the growth of the Kimpton brand within the US and to launch it globally.
• Compelling financial rationale with Kimpton EBITDA expected to double by the end of 2017.
• The transaction will be earnings enhancing in its first full year and achieve returns above IHG's cost of capital by year three.

Richard Solomons, Chief Executive Officer of IHG, commented:

"Kimpton is a well-established and highly successful business that has built an industry leading position in the US.  It has created a portfolio of world-class hotels and destination restaurants, and the distinctive and innovative Kimpton brand will fit perfectly into the IHG brand family.  Adding Kimpton to our portfolio of preferred brands creates the world's largest boutique hotel business.

The acquisition is another step in IHG's well-established asset-light strategy of investing in high-quality growth, building on a strong track record of developing iconic global brands.  We will use our scale, network of owner relationships, and powerful digital platforms to accelerate Kimpton's growth both within the US and internationally.

The hugely talented Kimpton team will continue to be led by Mike DeFrino, currently Kimpton's COO, and I am delighted to welcome all of Kimpton's associates and owners to the IHG family. The culture and values of both companies are well aligned and Kimpton will bring a wealth of expertise and specialist skills to IHG."

Mike Depatie, Chief Executive Officer of Kimpton Hotels & Restaurants, commented:

"Kimpton is a unique business with a strong track record of excellence in everything from design and innovative hotel concepts to financial and operational performance.  It also has enormous potential for growth, both in its home market of the US and globally.  IHG is the ideal partner for Kimpton and has absolutely the right experience and specialist capabilities to help the business move to the next phase of rapid growth.  Kimpton and IHG have many things in common, not least our shared values and approach to building brands.  As an owner of a significant number of Kimpton hotels through our real estate investment funds, I am committed to developing additional Kimpton hotels and I look forward to seeing Kimpton go from strength to strength as part of IHG."

16 December 2014, London: InterContinental Hotels Group PLC ("IHG") [LON:IHG, NYSE:IHG (ADRs)] today announces that it has agreed to acquire Kimpton Hotels & Restaurants Group LLC for cash consideration of $430 million (the "Transaction").

Kimpton Overview

Kimpton was established in 1981, and is the largest independent boutique hotel and restaurant business in the US.  It manages 62 hotels (11.3k rooms) across 28 cities in the US in attractive urban and resort locations such as Boston, Chicago, Florida, Los Angeles, New York, San Francisco, Seattle and Washington D.C.  There are a further 16 hotels in the development pipeline (3.0k rooms), of which 10 are under construction.  Kimpton also operates 71 hotel-based destination restaurants, bars and lounges across the US.

Kimpton caters for a broad and varied range of guest needs, including 'Mixing Business with Pleasure', 'Short Break Experience', 'Romantic Getaway' and 'Wellbeing' at an upper upscale price point.  It also has a well-established and sophisticated member loyalty programme, Kimpton Karma Rewards, which has approximately 1.6 million members.

Kimpton and its hotels and restaurants have secured a wealth of industry awards and accolades including:

• Fortune Magazine's "100 Best Company to Work For" in five of the last six years.
• Named the number one company for Guest Satisfaction for North American Upper Upscale Hotel Brands in 2013 and 2014 by J.D. Power.
• Recognised by the Market Metrix Hospitality Index as the best performing company in "Overall Customer Satisfaction in Upper Upscale Category" for the World for 2013.
• "Best Hotel Bars" by Food & Wine in 2014 and 2013, TripAdvisor's "Certificate of Excellence" in 2013, and "Best Hotel Bar" USA Today's 10 Best Reader's Choice Award in 2013.

Significant Opportunity to Accelerate Growth

Adding Kimpton to IHG's portfolio of preferred brands, alongside its highly successful Hotel Indigo and EVEN Hotels brands, will create a leading boutique and lifestyle hotel business, with over 200 open and pipeline hotels across 19 countries.

The boutique hotel segment has been the fastest growing in the hospitality industry over the last four years, with demand, supply, and RevPAR growth for boutique hotels in the US each significantly outperforming the overall industry.

IHG will capitalise on its scale, powerful global owner networks, digital platforms, and specialist capabilities of building preferred brands to enhance Kimpton's growth globally.  In particular, there is a significant opportunity to expand the brand in Europe and Asia where there is strong demand for boutique brands.  IHG will also benefit from Kimpton's strong track record in operational excellence, food & beverage and design, to add value across its current brand portfolio.

The Kimpton Real Estate Investment Funds, which are run by four existing Kimpton executives, expect to make future investments in Kimpton branded hotels.  The Funds own approximately 30% of Kimpton's existing and pipeline properties and intend to raise additional funds to acquire, develop and redevelop boutique hotels.  As part of this investment platform, the Funds expect to have a meaningful and on-going relationship with the Kimpton brand.

Financial Performance

Kimpton has a strong track record of operational and financial performance, achieving 4.0% per annum growth in system size and 7.7% average growth in comparable same store RevPAR in the last five years.  Kimpton's EBITDA is expected to be approximately $20 million for the year ended 31 December 2014, and IHG expects to be able to deliver future growth in Kimpton EBITDA to approximately $39 million by 2017 from the opening of hotels in the pipeline and the achievement of certain back office and technology savings.

Transaction Overview

The Transaction will be financed through existing cash resources and new debt facilities, and is expected to close during the first quarter of 2015 upon satisfaction of certain customary conditions, including Hart-Scott-Rodino anti-trust clearance and Kimpton shareholder consent.

For US tax purposes, the transaction constitutes an asset sale for both the vendor and purchaser, and IHG is entitled to amortise the assets acquired.  It is anticipated that the relief associated with this amortisation will reduce future taxes by approximately $160m.

BofA Merrill Lynch acted as financial adviser to IHG.

ENDS

Enquiries

Investor Relations:                 David Kellett, Matthew Woollard                     +44 1895 512 176
Media Relations:                    Yasmin Diamond, Zoë Bird                                 +44 1895 512 008

Webcast / Conference Call Details

A live audio webcast and conference call with Richard Solomons, Chief Executive Officer will take place on Tuesday 16 December at 8.30am London time (3.30am New York, 12.30am San Francisco) on the web address http://www.ihgplc.com/kimpton and there will be an opportunity to ask questions. The archived webcast of the presentation will be on the website later on in the day.  Dial in details for those unable to access the webcast are:

UK Toll UK Toll Free US Toll US Toll Free	+44 (0) 20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG Investor
A replay of the 8.30am London time conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	6288764
There will be a further webcast and conference call, primarily for US investors and analysts, at 9.00am New York time (2.00pm London, 6.00am San Francisco) on the same web address and there will be the opportunity to ask questions. Dial in details for those unable to access the webcast are:

UK Toll UK Toll Free US Toll US Toll Free	+44 (0) 20 3003 2666 0808 109 0700 +1 646 843 4608 +1 866 966 5335
Passcode:	IHG Investor
A replay of the 9.00am New York time conference call will be available following the event - details are below:
UK Toll	+44 (0)20 8196 1998
Replay pin	4933791

Notes to Editors

About IHG: IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg  or www.youtube.com/ihgplc.

About Hotel Indigo: Hotel Indigo was the industry's first branded boutique hotel brand, with each property designed to reflect the local culture, character and history of the surrounding area. The brand has grown rapidly since opening its first hotel in the US in 2004.

About EVEN Hotels: Recently launched in the US, EVEN Hotels is the first hotel brand designed for business and leisure travellers who maintain a healthy and active lifestyle on the road.

About Kimpton Hotels & Restaurants: San Francisco based Kimpton Hotels & Restaurants is the leading collection of boutique hotels and restaurants in the United States and the acknowledged industry pioneer that first introduced the boutique hotel concept to America.

In 1981, Bill Kimpton founded the company that today is renowned for making travelers feel genuinely cared for while away from home through thoughtful perks and amenities, distinctive design that tells a story and inspires a sense of fun at each hotel and a sincerely personal style of guest service. Out to help people live full, balanced lives, Kimpton aims to inspire with touches like yoga mats in every room, complimentary coffee and tea to start the day, hosted evening Wine Hour, in-room fitness programming and complimentary bike rentals.

The award-winning restaurants and bars are led by talented chefs and bartenders that offer guests a chance to dine like a local. Kimpton also leads the hospitality industry in eco-friendly practices that span all hotels and restaurants, and is consistently ranked as one of the top companies in the Market Metrix Hospitality Index, Upper Upscale Segment, for Customer Satisfaction. The company is highly-regarded for its innovative employee culture and benefits and has been named a Fortune magazine "Best Place to Work" five times since 2009.

For more information, visit www.KimptonHotels.com.

Merrill Lynch International ("BofA Merrill Lynch"): Merrill Lynch International ("BofA Merrill Lynch"), a subsidiary of Bank of America Corporation, is acting exclusively for IHG in connection with the Transaction and for no one else and will not be responsible to anyone other than IHG for providing the protections afforded to its clients or for providing advice in relation to the Transaction.

Cautionary note regarding forward-looking statements: This announcement contains certain forward-looking statements (including without limitation those as defined under US law (Section 21E of the Securities Exchange Act of 1934)).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward looking statements are inherently predictive, speculative and involve risk and uncertainty.  Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements in this document speak only as at the date of this announcement and IHG assumes no obligation to update or provide any additional information in relation to such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	16 December 2014